FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 3rd, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Via de las Dos Castillas, 33

28224 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

Item		Sequential Page Number
1	3Q-04 Earnings Release Financial Report	30

1.	Terra Networks Results Analysis

•	Revenue

•	Costs and Expenses

•	Cash and Capex

•	Capital reduction

•	Dividend Payment

2.	Financial Statements

•	Consolidated Statement of Operations

•	Notes to Consolidated Statement of Operations

•	Consolidated Balance Sheet

•	Cash Flow and Change in Net Debt Position

•	Operating Data

3.	Historic Data

•	Consolidated Statements of Operations

•	Notes to Consolidated Statements of Operations

•	Consolidated Balance Sheet

•	Operating Data

4.	Other Information

•	Description of main Consolidated Statement of Operations accounts and EBITDA

•	Main Fully and Equity Consolidated companies

•	Relevant Facts

•	Press releases

•	Contact information

Terra Networks

2004 Results

Note: The rounding-off of figures has produced small differences in the partial totals shown and in the percentage changes stated

Terra Networks

Key highlights:

•	Sharp growth and solid base of paid subscribers:

-	1.85 million paid Internet Access Subscribers and

-	4.26 million paid subscribers to OBP services (Communication, Portal and Content services)

•	Y-o-Y growth of 78% in Broadband Subscribers in Spain and Latin America to over 965,000.

•	Terra is still the largest Internet access service company in Latin America, with a total of 1.5 million paid subs, of which 775,000 are Broadband subscribers.

•	Revenues amounted to 407 million euros, an improvement of over 16 million euros on the first nine months of 2003. Stripping out the forex effect, revenues in constant euros were 426 million euros, +9%.

•	Consolidation of margins. EBITDA was 4.3 million euros, with a margin of 1% and an advance of 42 million euros or 11 percentage points compared to the same period last year. Terra Networks was EBITDA positive for the fourth straight quarter.

•	The Group reported a net loss of 97 million euros, an improvement of 40 million euros or 29% compared to the loss in 9M03.

•	On 30 July 2004, a special gross dividend of 1.136 billion euros or 2 euros for each of the Company’s shares in issue was paid.

•	The cash balance including liquid financial investments at the end of September 2004 was 471 million euros.

•	On 5 October 2004, Terra executed the agreement to sell all its shares of Lycos Inc.

Revenue

Terra Networks reported revenues of 407 million euros in the first nine months of 2004, 16 million euros more than in the same period last year. In constant euros, this amounted to 426 million euros, an increase of 9% y-o-y. Approximately 58% of consolidated revenues derived from countries with currencies other than the euro. The alliance with Telefonica yielded revenues of 89 million euros.

Revenue by Business Line

I.-) Revenues from the Access business in the first nine months of the year stood at 176 million euros, up 12% on the same period a year earlier. This business line represents 43% of total revenues vs. 41% in the first nine months of 2003 and growth is based largely on the sharp increase in the number of subscribers to Broadband Services, especially in Brazil.

Paid Access Subs

Terra Networks ended September 2004 with some 1.85 million paid access subscribers, 17% more than a year ago. Broadband customers account for 52%

Over the last 12 months, Broadband subscribers have increased by 422,000 or 78% to 965,000. The number of subscribers increase by 312,000 or 94% in Brazil, 49,000 or 73% in Chile and 48,000 or 33% in Spain.

Narrowband customers fell by 15% compared with the previous year due largely to migration to free or Broadband Products.

Monthly ARPU1 from paid access subscribers was 9.9 euros. This was 10.1 in constant euros, below the 10.9 of 2003. This 7% decline is the result of the greater focus on certain broad and narrowband products with lower ARPUs but wider margins, and the downtrend of prices seen throughout much of the industry. In Brazil, where Terra has grown considerably in the last year, the fall in ARPU was mostly due to the change in the structure of ADSL tariffs.

II.-) Advertising and E-commerce revenues were 96 million euros, an increase of 5% in constant euros versus the same period a year earlier. These businesses accounted for 24% of total revenues vs. 25% in 2003. The contribution of Advertising and E-commerce revenues should fall following the disposal of Lycos, Inc, which, together with One Travel, generated 61 million euros or 64% of the total. Around 5% of revenues are generated from the alliance with Telefonica.

In local currency, revenues from Advertising and E-Commerce in Spain, Brazil and the US registered y-o-y growth of 5%, 27% and –6%, respectively.

III.-) Communication, Portal and Content Services (OBP) revenues amounted to 93 million euros, an 8% y-o-y increase in constant euros from 9M03. This represents 23% of total revenues, the same as last year. 54% of revenues from this activity derive from the alliance with Telefonica.

OBP (CSP/Portal) Subs

Paid Communication, Portal and Content (OBP) subscribers, including corporate and SME customers, increased by 1.2 million or 41% to 4.2 million (see chart above). 37% are Terra’s OBP subscribers while the rest derive from the Telefonica alliance.

IV.-) Revenues from SMEs, Corporate Services and Others totalled 42 million euros, 7% more in constant euros than in the first nine months of last year. This accounted for 10% of total revenues vs. 11% in 9M03. 27% derived from the Telefonica alliance and correspond to auditing, e-learning and consultancy services.

1	Monthly ARPU = {(access revenues - induced traffic revenues) / [(customers at the start of the period + customers at the end of the period) / 2 ]} / months elapsed

Revenue by Country

By area, the business in Spain posted revenues of 173 million euros, a y-o-y increase of 24% and equivalent to 43% of the company’s total revenues. This growth was due mainly to the increase in the number of subscribers both for paid access services such as OBP and the rendering of consultancy services within the framework of the Telefonica Alliance.

The main highlights of Terra’s operations in Spain in the last few months include: a) the launch of Terra ADSL Ocio, a new Internet access product that combines high speed (512 Kbps), flexible timetables for connection and quality with a lower price of just 21.9 euros a month; b) the doubling of speeds for ADSL subscribers at no extra change and without users having to re-configure their PCs. The new speeds enable subscribers to maximise the use of advanced services and content that require wider band; e.g. video on demand, file downloads and on line games, etc.; and c) the launch of a new Movistar mobile phone recharge system, reinforcing one of the highest selling products.

Terra España has recently boosted the launch of services based on Broadband content, such as the joint development of multimedia products and services with Real Madrid C.F. and FC Barcelona pursuant to respective agreements with the football clubs. Real Madrid’s Exclusive Area (Zona exclusive) and Barça’s Premium Area (Zona Premium) are premium (priced at 36 euros per year) and exclusive products offering a comprehensive range of multimedia services for Internet and mobile phones that enabling domestic and international fans to keep up to date with the latest developments at both clubs.

Brazil represented 26% of total revenues, contributing 384 million reais, a 5% y-o-y increase. The sharp growth in paid access subscribers was not fully reflected in revenues owing to the new Broadband offer and migration of a large number of subscribers to these new plans.

Noteworthy in the company’s operations in Brazil over the last few months are: a) the launch of Fotolog, a picture diary (currently a rage among Internet users) which unlike others includes a picture editing system; b) the success of the Conexión Segura Terra (Firewall), which protects PCs against Internet attacks; and c) the Summer Olympics and National Football Championships, which led to a sharp increase in page visits in 3Q from 2Q.

Terra Brasil, with over 1.2 million subscribers, remains the leading paid access provider in Brazil. It is also the undisputed leader of the Brazilian Broadband market, with 646,000 customers at the end of September 2004 (virtually double the level of a year ago) and roughly a 50% market share. We would also point out the strong performance of the e-commerce activity in the first nine months of the year, with revenues in local currency virtually doubling thanks, among other things, to the increase in Terra Ofertas sales, the sale of the virtual state lottery and the sale of electronic products and mobile phones.

Costs and Expenses

Gross profit was 211 million in the first nine months of 2004, or 52% of total revenues, an improvement of 3 percentage points on the same period in 2003 (49%).

Operating expenses declined significantly both in absolute terms and as a percentage of revenues: from 239 million euros or 61% of sales in the first nine months of 2003 to 207 million, or 51%, at the end of September 2004.

The largest savings were made in Personnel Costs and Maintenance, Supplies, and Leases which stood at 78 million euros and 22 million euros respectively, 16% and 33% lower than in the first nine months of 2003. These items accounted for 19% and 5% of total sales in 2004 vs. 24% and 9% respectively in the same period last year, due largely to the headcount restructuring program implemented in the US in the first half of the year and in the Corporate division in the third quarter.

Marketing Expenses and Commissions from Sales stood at 47 million euros, 14% lower than in the same period last year and represented 11% of total sales vs. 14% in 9M03. This decrease was due mainly to the lower marketing expenses incurred in the US during the selling process of Lycos Inc. and the transfer of several marketing campaigns in Spain to the last few months of 2004.

Professional Services stood at 17 million euros, in line with the previous year in absolute terms and once again accounting for 4% of total revenues.

Other Expenses which include working capital provisions, taxes (other than income tax), and travel and insurance expenses, among others, totalled 42.2 million euros in 9M04, in line with the figure of 41.6 million euros recorded last year.

Cumulative EBITDA was 4.3 million euros or 1% of total revenues, confirming the positive trend initiated in the last quarter of 2003. This is an improvement of 42 million euros, or 11 basis points, on September last year.

EBITDA Margin

Below the EBITDA line, we would highlight Depreciation and Amortisation which stood at 48.2 million euros – a decline of 16% compared to 2003, and due mainly to the full amortisation and provisions of several assets.

Net Financial Income was 16.3 million euros, reflecting interest received on cash balances and mark-to-market financial investments and the sale of stakes. This item should be significantly lower in the next quarter due to the payment of a dividend of 2 euros per share on 30 July 2004 which required a cash outlay of 1.14 billion euros.

Goodwill amortisation stood at 59 million euros through to September, 5% lower than the figure reported in the same period the previous year.

Equity accounted results were 12.9 million euros, due mainly to the loss of Lycos Europe.

Extraordinary results stood at 29.7 million euros due largely to severance payments and provisions for the cancellation of operating contracts and leases associated with restructuring of Lycos, to expenses associated with the redundancy program for Corporate activity, the voluntary retirement plan in Spain (10 million euros) and the cancellation of leasing contracts in Spain. It is worth mentioning the extraordinary revenues deriving from the sale of Tecnologia SVA in Mexico for 11 million euros.

Corporate Income Taxes stood at 29 million euros due to the recognition of a tax credit in connection with losses made in 2004 and registered based on the assumption that Terra will be included in the Telefonica Consolidated Tax Group from January 1st 2004.

Minority interests amounted to 2.9 million euros and correspond to One Travel.

Net Income reflects a loss of 97 million euros, an improvement 40 million euros or 29% versus 9M03.

Cash and Capex

The cash balance at the end of September 2004 was 471 million euros, representing approximately 0.83 euros per share. The balance fell by 1,124 million euros compared to 2003 due mainly to the distribution of 1,136 million euros (2 euros per share) made at the end of July.

Cash flow from operating activities was 9 million euros, mirroring the improvement in EBITDA.

Cash flow from investing activities stood at 27 million euros. The company reported capex of 44 million euros, investments in equity consolidated companies of 3 million euros and in july 2004 paid 15 million euros to acquire 7,000,000 shares used to cover the company’s stock option program and which were not deemed to be necessary (these shares will be amortized at the shareholders’ meeting held next year in 2005). The group also obtained 35 million euros in cash from the sale of financial assets.

Cash flow from financing activities, stripping out the dividend payment, stood at 19 million euros, corresponding to the interest received on cash balances.

Capital Reduction

A vote was taken at the Ordinary General Shareholders’ meeting held on June 22nd 2004 to reduce the group’s share capital by amortizing its own shares. The share capital was therefore reduced by 53,052,804 euros, amortizing 26,526,402 of the company’s own shares with a face value of two euros each.

As a consequence of this capital reduction, the company’s share capital now stands at 574,941,513 shares, with a face value of two euros each and is fully subscribed and paid up.

Dividend Payment

On July 30th 2004 a cash dividend was paid against the “Share Issue Premium Reserve” at a fixed sum of two euros gross for each of the Company’s shares currently in issue, for a total amount of 1,136 million euros.

Financial Statements

Note: The rounding-off of figures has produced small differences in the partial totals shown and in the percentage changes stated

Consolidated Statement of Operations

(in thousand of Euros - Spanish GAAP)

unaudited

	Nine Months sep-30
	2004	2003 (1)
Revenues:
Access	176,366	161,392
Advertising and e-commerce	96,204	99,558
Communication, portal and content services	92,750	88,766
Corporate & SMEs Services and Other	42,147	41,523
Total revenues	407,466	391,239

Goods purchased	(196,425)	(199,561)
Gross profit	211,041	191,678

Personnel expenses	(78,484)	(93,126)
Professional services	(17,170)	(16,374)
Depreciation and amortization	(48,228)	(57,158)
Marketing and Commissions	(46,576)	(54,395)
Maintenance, supplies and leases	(22,258)	(33,333)
Other expenses	(42,215)	(41,553)
Total other operating expenses	(254,931)	(295,939)

Operating loss	(43,890)	(104,261)

Financial income (expense)	16,335	27,059
Amortization of goodwill	(58,997)	(62,385)
Equity share in affiliate losses, net	(12,856)	(15,014)
Extraordinary income (expense) and other	(29,725)	17,401

Income (loss) before taxes	(129,133)	(137,200)

Corporate income tax	29,348	(226)
Minority interest	2,927	447

Net Loss (Spanish GAAP)	(96,858)	(136,979)

Shares excluding Stock Options Plan (‘000)	561,059	560,973

(1)	Revenue by business line and some operating expenses show slight variations from previously reported figures due to reclassifications

Notes to Consolidated Statement of Operations

(in thousands - Spanish GAAP)

unaudited

Revenues by Country (1)

	sep-30		sep-30
	2004	2003	2004		2003
	Current Euros		Local Currency				%
Spain	173,470	139,948	173,470		139,948		24%
Brazil	105,426	105,990	383,660		366,455		5%
US	79,937	93,812	97,908		104,148		-6%
Other	48,633	51,489	53,165	(2)	51,489	(3)	3%
Total revenues	407,466	391,239

(1)	Not by legal entity
(2)	In Euros at 9m’03 average exchange rates
(3)	In Euros

EBITDA Reconciliation – Current Euros

	sep-30%
	2004	2003
Operating loss	(43,890)	(104,261)	58%
Depreciation and amortization	48,228	57,158	16%
Leases (1)	0	9,875	100%

EBITDA (2)	4,338	(37,228)	112%
EBITDA Margin	1%	-10%	11b.p.

(1)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs
(2)	See EBITDA description in the Other Information section

Figures at Constant Euros

(in thousands)

	sep-30%
	2004 (1)	2003
Revenue by business:
Access	181,226	161,392	12%
Advertising and e-commerce	104,201	99,558	5%
Communication, portal and content services	95,955	88,766	8%
Corporate & SMEs Services and Other	44,409	41,523	7%
Total revenues	425,792	391,239	9%

Revenue by country:
Spain	173,470	139,948	24%
Brazil	110,966	105,990	5%
US	88,192	93,812	-6%
Other	53,165	51,489	3%
Total revenues	425,792	391,239	9%

EBITDA (2)	2,546	(37,228)	107%
EBITDA Margin	1%	-10%	11b.p.

(1)	9M 2003 average exchange rates
(2)	See EBITDA description in the Other Information section

Consolidated Balance Sheet

(in million of Euros – Spanish GAAP)

unaudited

	sep-30
	2004	2003
ASSETS
Due from Shareholders for Uncalled Capital	0	224

Fixed and Other Noncurrent Assets:
Intangible assets	62	78
Property and equipment	27	39
Long-term investments	537	619
Treasury Stock	15	0
Other fixed and noncurrent assets	1	1
Total fixed an other noncurrent assets	642	737
Goodwill in consolidation	363	451

Long-Term deferred expenses	14	7

Current Assets:
Cash and Short-term investments	485	1,622
Other current assets	134	176
Total current Assets	619	1,798

TOTAL ASSETS	1,638	3,217

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	1,382	2,939
Minority interests	0	3
Long-term liabilities	76	73
Current liabilities	180	202

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	1,638	3,217

Cash Flow Statement

(Spanish GAAP)

(unaudited)

sep-30 2004
Initial Balance (1)	1,595
Cash flows from operating activities	9
Cash flows from investing activities	-27
Cash flows from financing activities	-1,117
Conversion rates changes	11
Ending Balance (2)	471

(1)	Initial Balance expressed in Euros at Dec 2003 closing exchange rates. There is a €2 million difference with the 12M03 reported final balance due to a change in the consolidation perimeter
(2)	Ending Balance expressed in Euros at Sept 2004 closing exchange rates

Change in Net Debt

(in million of Euros – Spanish GAAP)

unaudited

			sep-30 2004
	I	Cash flow from operations	8.8
	II	Other payment related to operating activities	-0.2
	III	Net interest payment	19.0
	IV	Payment for income tax	0.0

A=I+II+III+IV		Net cash provided by operating activities	27.5

	V	Net payment for investment in fixed and intangible assets	-43.9
	VI	Net payment for financial investment	17.0

B=V+VI		Net cash used in investing activities	-26.9

C		Dividends paid	-1,135.9

D=A+B+C		Free cash flow after dividends	-1,135.3

E		Capital increases	0.2
F		Financing increases	0.0
G		Effects of conversion rate changes on net debt	11.1

H=I+J		Net debt at beginning of period	-1,595.2
I		Cash and cash equivalent	-1,595.2
J		Other short term financial investment	0.0

K=L+M		Net debt at end of period	-485.2
L=I-G-F-E-D		Cash and cash equivalent	-471.2
M		Other short term financial investment	-14.0

Operating Data

(in thousands)

	sep-30%
	2004	2003
Total Paid Subscribers (1)	6,110	4,602	33%

Access:
Narrowband	884	1,035	-15%
Broadband	965	543	78%
Total	1,850	1,578	17%

OBP (CSP/Portal):	4,260	3,024	41%

Broadband Access Subscribers:
Spain	191	143	33%
Latam	775	400	93%
Total	965	543	78%

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/services at the same time

Historic Data

Note: The rounding-off of figures has produced small differences in the partial totals shown and in the percentage changes stated

Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

	2003 (1)				2004
	3m	6m	9m	12m	3m	6m	9m
Revenues:
Access	50,566	104,409	161,392	221,034	56,959	116,833	176,366
Advertising and e-commerce	20,285	59,933	99,558	143,021	34,214	68,667	96,204
Communication, portal and content services	31,452	62,333	88,766	119,023	29,135	61,692	92,750
Corporate & SMEs Services and Other	12,523	27,061	41,523	63,550	13,928	27,709	42,147
Total revenues	114,827	253,736	391,239	546,627	134,236	274,901	407,466

Goods purchased	(57,857)	(129,529)	(199,561)	(265,836)	(63,881)	(131,600)	(196,425)
Gross profit	56,970	124,207	191,678	280,791	70,355	143,301	211,041

Personnel expenses	(31,831)	(62,712)	(93,126)	(119,653)	(27,187)	(54,003)	(78,484)
Professional services	(5,118)	(11,430)	(16,374)	(23,191)	(5,048)	(10,858)	(17,170)
Depreciation and amortization	(19,461)	(37,492)	(57,158)	(78,742)	(21,848)	(38,714)	(48,228)
Marketing and Commissions	(15,592)	(35,398)	(54,395)	(79,104)	(15,204)	(33,347)	(46,576)
Maintenance, supplies and leases	(12,176)	(23,905)	(33,333)	(41,306)	(7,726)	(15,128)	(22,258)
Other expenses	(11,814)	(27,385)	(41,553)	(57,021)	(14,526)	(27,606)	(42,215)
Total other operating expenses	(95,992)	(198,322)	(295,939)	(399,017)	(91,539)	(179,656)	(254,931)

Operating loss	(39,022)	(74,115)	(104,261)	(118,226)	(21,184)	(36,355)	(43,890)

Financial income (expense)	12,270	21,416	27,059	57,743	11,988	17,410	16,335
Amortization of goodwill	(20,129)	(42,173)	(62,385)	(82,297)	(19,675)	(39,388)	(58,997)
Equity share in affiliate losses, net	(11,187)	(8,608)	(15,014)	(34,734)	(4,609)	(8,050)	(12,856)
Extraordinary income (expense) and other	2,518	5,773	17,401	4,534	(19,607)	(24,400)	(29,725)

Income (loss) before taxes	(55,550)	(97,707)	(137,200)	(172,980)	(53,087)	(90,783)	(129,133)

Corporate income tax	(164)	(168)	(226)	(266)	10,573	19,008	29,348
Minority interest	26	24	447	536	2,121	2,498	2,927

Net Loss (Spanish GAAP)	(55,688)	(97,851)	(136,979)	(172,710)	(40,393)	(69,277)	(96,858)

Shares excluding Stock Options Plan (‘000)	559,848	560,835	560,973	560,997	561,012	561,070	561,059

(1)	Revenue by business line and some operating expenses show slight variations from previously reported figures due to reclassifications

Notes to Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

unaudited

	2003				2004
	3m	6m	9m	12m	3m	6m	9m
Revenues by Country: (1)
Spain	42,051	89,635	139,948	203,257	55,427	115,530	173,470
Brazil	33,270	71,934	105,990	142,599	33,651	70,228	105,426
US	21,317	57,262	93,812	126,026	30,041	58,113	79,937
Other	18,189	34,905	51,489	74,746	15,116	31,030	48,633
Total revenues	114,827	253,736	391,239	546,627	134,236	274,901	407,466

EBITDA reconciliation:

Operating loss	(39,022)	(74,115)	(104,261)	(118,226)	(21,184)	(36,355)	(43,890)
Depreciation and amortization	19,461	37,492	57,158	78,742	21,848	38,714	48,228
Lease expense on fixed assets (2)	4,359	8,404	9,875	10,133	0	0	0
EBITDA (3)	(15,202)	(28,219)	(37,228)	(29,352)	664	2,359	4,338
EBITDA Margin	-13%	-11%	-10%	-5%	0.5%	0.9%	1.1%

(1)	Not by legal entity
(2)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs
(3)	See EBITDA description in the Other Information section

Consolidated Balance Sheet

(in million of Euros – Spanish GAAP)

unaudited

	2003				2004
	Mar-31	Jun-30	Sep-30	Dec-31 Audited	Mar-31	Jun-30	Sep-30
ASSETS
Due from Shareholders for Uncalled Capital	254	229	224	0	0	0	0

Fixed and Other Noncurrent Assets:
Intangible assets	72	69	78	80	75	69	62
Property and equipment	46	43	39	39	34	29	27
Long-term investments	559	615	619	546	561	553	537
Treasury Stock	2	2	0	126	125	0	15
Other fixed and noncurrent assets	1	1	1	1	1	1	1
Total fixed and other noncurrent assets	679	730	737	792	796	652	642

Goodwill in consolidation	606	471	451	422	403	383	363

Long-Term deferred expenses	7	7	7	6	6	6	14

Current Assets:
Cash and Short-term investments	1,744	1,650	1,622	1,599	1,608	1,616	485
Other current assets	147	169	176	168	139	138	134
Total current Assets	1,891	1,819	1,798	1,767	1,747	1,754	619

TOTAL ASSETS	3,437	3,256	3,217	2,987	2,952	2,795	1,638

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	3,112	2,987	2,939	2,721	2,685	2,533	1,382
Minority interests	0	4	3	3	1	1	0
Long-term liabilities	60	62	73	60	69	70	76
Current liabilities	266	203	202	203	197	191	180

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,437	3,256	3,217	2,987	2,952	2,795	1,638

Operating Data

(in thousands)

	2003				2004
	3m	6m	9m	12m	3m	6m	9m
Total Paid Subscribers (1)	3,260	3,610	4,602	5,033	5,273	5,726	6,110

Access:
Narrowband	1,031	1,045	1,035	1,028	1,020	992	884
Broadband	419	477	543	644	726	842	965
Total	1,450	1,522	1,578	1,672	1,746	1,833	1,850

OBP (CSP/Portal):	1,810	2,088	3,024	3,361	3,528	3,893	4,260

Broadband Access Subscribers:
Spain	122	135	143	166	184	192	191
Latam	297	342	400	478	542	650	775
Total	419	477	543	644	726	842	965

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/services at the same time

Other Information

Description of main Consolidated Statement of Operations accounts and EBITDA

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user.

Corporate & SMEs Services and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the Communication, Portal and Content Services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include consulting, legal advisors’ and auditors’ fees, among others.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Expenses

These expenses include bad debt, tax (other than income tax), travel and insurance expenses and other operating expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

Main Fully and Equity Consoidated Companies

MAIN FULLY CONSOLIDATED COMPANIES		% Part.
ARGENTINA	TERRA NETWORKS ARGENTINA, S.A.	99,99%
BRAZIL	TELEFONICA INTERACTIVA BRASIL, LTDA. (GROUP)	99,99%
CHILE	TERRA NETWORKS CHILE HOLDING LIMITADA, S.A. (GROUP)	99,99%
COLOMBIA	TERRA NETWORKS COLOMBIA, S.A.	68,30%
DOMINICAN REPUBLIC	TERRA NETWORKS CARIBE, S.A.	99,98%
GUATEMALA	TERRA NETWORKS GUATEMALA, S.A. (GROUP)	100,00%
MEXICO	TERRA NETWORKS MEXICO HOLDING, S.A. DE C.V. (GROUP)	100,00%
PERU	TERRA NETWORKS PERU, S.A.	99,99%
SPAIN	EDUCATERRA, S.L.	100,00%
SPAIN	IFIGENIA PLUS, S.L.	100,00%
SPAIN	MAPTEL NETWORKS, S.A.U.	100,00%
SPAIN	TERRA NETWORKS ESPAÑA, S.A.U.	100,00%
USA	LYCOS INC. (GROUP)	100,00%
USA	ONE TRAVEL.COM, INC.	54,15%
VENEZUELA	TERRA NETWORKS VENEZUELA S.A.	100,00%

MAIN EQUITY CONSOLIDATED COMPANIES		% Part.
HOLLAND	LYCOS EUROPE	32,10%
SPAIN	AZELER AUTOMOCION, S.A.	50,00%
SPAIN	ATREA, S.A.	50,00%
SPAIN	RED UNIVERSAL DE MARKETING Y BOOKINGS ON-LINE, S.A.	50,00%

Relevant Facts filed with the SEC/CNMV

•	October 6th, 2004: on October 5th 2004, TERRA NETWORKS, S.A. and the Korean group DAUM COMMUNICATIONS Corp. executed a sales agreement by which the former acquired the latter’s shares in the TERRA subsidiary LYCOS, Inc. after obtaining the relevant authorization from the anti-trust authorities.

•	August 2nd, 2004: On July 31st TERRA NETWORKS, S.A. and the Korean group DAUM COMMUNICATIONS Corp. announced an agreement by which the former will sell the latter all of its shares in TERRA subsidiary LYCOS, Inc., thereby executing the agreements made between the governing bodies of the two companies and having completed the tender brought about at the behest of TERRA and led by the investment bank Lehman Brothers, which acted as TERRA’s financial advisor.

•	July 28th , 2004: Pursuant to the strategy announced to the market in the relevant fact filed on April 29th 2004, Terra Networks, S.A. initiated a tender to find a purchaser for its US subsidiary, Lycos, Inc.

•	July 15, 2004: Terra Networks, S.A. announces that on July 15, 2004 Barclays Bank sold 7,000,000 Terra Network shares off the market at a price of 2.16 euros per share.

•	June 15, 2004: Terra Networks, S.A. announces that the Ordinary General Shareholders’ Meeting held on the evening of June 22, 2004 in Barcelona approved by a sufficient majority of votes all the resolutions proposed, including the reduction of share capital through the amortization of the group’s own shares and the payment of a dividend against the “Share issue premium reserve”.

•	28 May 2004: Terra Networks, S.A. announces that the Board of Directors, at its meeting held on 27th May 2004, unanimously resolved to amend the Regulations governing the Company’s Board of Directors to adapt them to the terms of the said Act 26/2003. These regulations can be consulted on the website www.terralycos.com

•	28 May 2004: Terra Networks, S.A. sends the Board of Directors Report in relation with the proposal to submit for the approval of the General Shareholders’ Meeting the share capital reduction to amortize own shares acquired by the Company and the consequent modification of articles 5 and 6 of the Company Bylaws.

•	27 May 2004 Terra Networks, S.A. announces the Agenda of the Ordinary General Shareholders’ Meeting to be held on June 22, 2004.

•	20 May 2004: Terra Networks, S.A. describes the Stock Option Plans of the Terra Lycos Group in May 2004. There are 17.1 million live Stock Options, with 40.4 million shares to provide coverage.

•	April 29th. 2004: Terra Networks, S.A. is currently involved in a reviewing and analyzing process on some of its operating units. As part of this global process, different alternatives are being analyzed for Lycos US. No definitive decision has been adopted so far.

•	March 30th. 2004: To complete the restructuring process at Terra Lycos group, the Company believes it needs, amongst other things, to reduce personnel costs. Accordingly, it has submitted an application to make redundancies. For the time being, it does not know the precise scope of this action or the number of employees that will be affected.

•	March 24th. 2004: As part of the technical reorganization of its central operating units, Terra Networks, S.A. has created two new areas called, respectively, the Content and Innovation Unit, and the Technology and Development Unit. Luis Velo has been appointed to head the former and Alfonso Vicente the latter.

•	March 10th. 2004: Terra Lycos files the Corporate Governance Annual Report related to year 2003 once it has been approved by the Board of Directors of Terra Networks, S.A. with the favourable report from the Audit and Control Committee. The mentioned Report of Corporate Governance may be consult throughout Terra Networks, S.A. web page. (http://www.terralycos.com).

•	February 25th. 2004: The Board of Directors of Terra Lycos accepted the resignation submitted by Mr. Luis Ramón Arrieta Durana, as Member of the Board of Directors as well as Member of the Audit and Control Committee and Appointment and Remuneration Committee, after thanking Mr. Arrieta for his work and dedication during the term of his functions.

•	February 25th. 2004: The Board of Directors of Terra Lycos accepted the resignation submitted by Mr. Joaquim Agut Bonsfills, as Member of the Board of Directors, after thanking Mr. Agut for his work and dedication during the term of his functions, for both, Executive Chairman and Member of the Board of Directors.

•	January 27th. 2004: The Board of Directors of Terra Lycos accepted the resignation submitted by Mr. Edward M. Philip, as Member of the Board of Directors, after thanking Mr. Philip for his work and dedication during the term of his functions.

Press Releases of the Quarter

•	September 23rd 2004: Terra España announces a new free Technical Support service for its ADSL customers. This tool will allow customers to comfortably and safely resolve via Internet any problems relating to their connections and email accounts without having to call the Customers Services department.

•	August 10th 2004: Terra España announces that it is currently adapting all its systems to be able to double the speed of its ADSL lines from 29th September onwards. From this date, all new subscriptions will be made using the new speeds while present customers will be gradually migrated to the new service by the end of the year.

•	June 1st 2004: Terra España has just launched “Terra Disney Pack Disney”, a new product that includes high speed Internet access plus an exclusive package of content for Broadband. The pack is for small children to learn and have fun with Disney characters in a totally secure environment, while at the same time the whole family can enjoy the benefits of having an ADSL Internet connection in the home. In addition to including ADSL Internet access, the “Terra Disney Pack” is comprised of two products: Disney Connect and Paternal Control.

•	May 7th 2004: The Virtual Forum developed by Terra Lycos is progressing at a good rate and delivering on expectations. In April, the official website received 9,000,000 page views and almost 800,000 visits, this is a spectacular performance compared with figures obtained in the same month of 2003 (400,000 page views and 60,000 hits). It is also worth highlighting the new services and functions which have been developed to mark the inauguration of the event.

•	February 11th 2004: Terra Lycos and 24/7 Real Media, Inc. a pioneer in interactive marketing and technology, announced the signing of a multi-year strategic agreement for 24/7 Real Media media sales, ad serving and analytic technology services for Lycos’ U.S. Web properties.

•	February 11th 2004: Terra Lycos announced the creation of the first Internet network specifically constructed to enable people to create and recreate relationships with the people who most enrich their lives. With the change, to be rolled out in a series of steps over the coming months, the new Lycos is poised to be a leader in the emerging personal connectivity category, the Internet arena that connects people around areas of passion including family, friends, career and more.

•	February 3rd 2004: Terra Lycos and Network Associates Inc, the leading provider of online security solutions, have reached an agreement to offer portal users easy access to their anti-virus products and “Personal Firewall Plus” (the best online protection against hackers and intruders).

Safe-Harbour

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. This foward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions (Shearman.-May 2 2003). Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Terra Lycos business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Contact Information

Terra Networks

Investor Relations

Vía de las Dos Castillas, 33 Ed. Atica 1

28224 Pozuelo de Alarcón, Madrid, España

E-mails:

relaciones.inversores@corp.terra.com

oficina.accionistas@corp.terra.com

Miguel von Bernard	Investor Relations Director
Phone:	34.91.452.3922
e-mail:	miguel.vonbernard@corp.terra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: November, 3rd. 2004	By:	s/ Elías J. Rodríguez-Viña
	Name:	Elías Jesús Rodríguez-Viña
	Title:	Chief Financial Officer Terra Networks, S.A.